

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 18, 2016

Via E-mail
Olukayode Jinadu
Chief Executive Officer, Director, President and Chief Investment Strategist
Bofat Investment Inc
6740 Greenbriar Curve
Shakopee, Minnesota 55379

> **Re:** **Bofat Investment Inc**
> **Offering Statement on Form 1-A**
> **Filed June 24, 2016**
> **File No. 024-10571**

Dear Mr. Jinadu:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.

In light of your proposed business, it appears that Bofat Investment Inc. is an investment company under the Investment Company Act of 1940. Please provide us with a detailed analysis as to how Bofat Investment Inc. is not an investment company under the Investment Company Act of 1940.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Andy Altahawi